UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934


MERISEL, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)


589849306
(CUSIP Number)

January 21, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

	[  ] Rule 13d-1(b)

	[X] Rule 13d-1(c)

	[  ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




CUSIP No. 589849306


Page 2 of 6 Pages


1
NAME OF REPORTING PERSON

	Gary I. Furukawa

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)
	(b)
3
SEC USE ONLY

4
CITIZENSHIP OR PLACE OF ORGANIZATION

	United States


NUMBER OF
5
SOLE VOTING POWER

	-95,080-
SHARES
BENEFICIALLY
OWNED BY
6
SHARED VOTING POWER

	-512,041-
EACH
REPORTING
PERSON
7
SOLE DISPOSITIVE POWER

	-95,080-
WITH
8
SHARED DISPOSITIVE POWER

	-512,041-
9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	607,121
10

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	7.96%
12

TYPE OF REPORTING PERSON*
	IN


Item 1(a).   Name of Issuer:

	Merisel, Inc.

Item 1(b).   Address of Issuer's Principal Executive Offices:

1500 Hughes Way
Long Beach, CA 90810


Item 2(a).   Name of Person Filing:

	This Schedule is being filed by Gary I. Furukawa, an individual, who serves as the President and Chief Investment Officer of a registered investment adviser that manages a number of individual managed accounts (the "Managed Accounts") and who serves as a managing member of another registered investment adviser that serves as the general partner of a private investment partnership (the "Partnership"), with respect shares held directly by the Managed Accounts, the Partnership and Mr. Furukawa.

Item 2(b).   Address of Principal Business Office or, if None, Residence:

	The person referenced in Item 2(a) above is referred to herein as the "Reporting Person". The principal business address of the Reporting Person is 1191 Second Avenue, Suite 2100, Seattle, WA 98101.


Item 2(c).   Citizenship:

The Reporting Person is a United States citizen

Item 2(d).   Title of Class of Securities:

	Common Stock, par value $0.01 per share

Item 2(e).   CUSIP Number:

	589849306

Item 3.   If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
 (c), check whether the person filing is a:

  (a) [   ]  Broker or Dealer registered under section 15 of the Act,

  (b) [   ]  Bank as defined in section 3(a)(6) of the Act,

  (c) [   ]  Insurance Company as defined in section 3(a)(19) of the Act,

  (d) [   ]  Investment Company registered under Section 8 of the Investment
             Company Act of 1940,

  (e) [   ]  An investment adviser in accordance with ?240.13d-1(b)(1)(ii)(E),

  (f) [   ]  An employee benefit plan or endowment fund in accordance with
             ?240.13d-1(b)(1)(ii)(F),

  (g) [   ]  A parent holding company or control person in accordance with
             ?240.13d-1(b)(1)(ii)(G),

  (h) [   ]  A savings association as defined in Section 3(b) of the Federal
             Deposit Insurance Act,

  (i) [   ]  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment
             Company Act of 1940,

  (j) [   ]  A group, in accordance with ?13d-1(b)(1)(ii)(J).


Item 4.  Ownership.

	Gary I. Furukawa:

	(a)  Amount beneficially owned: 607,121 shares

      	(b)  Percent of class: 7.96%

	(c)  Number of shares as to which such person has:
		(i)  	Sole power to vote or to direct the vote: 95,080
		(ii)  	Shared power to vote or to direct the vote: 607,121 shares
		(iii)  	Sole power to dispose or to direct the disposition of: 95,080
                (iv)  	Shared power to dispose or to direct the disposition
			of: 607,121 shares

Item 5.  Ownership of Five Percent or Less of a Class.

		Not applicable.

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

	Not applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

	Not applicable.

Item 8.  Identification and Classification of Members of the Group.

	Not applicable.

Item 9.  Notice of Dissolution of Group.

	Not applicable.

Item 10.  Certification.

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 8, 2005




GARY FURUKAWA
Gary I. Furukawa, an individual**


** The Reporting Person disclaims beneficial ownership with respect to the shares held by the Managed Accounts and the Partnership as reported herein except to the extent of his pecuniary interest therein.



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